UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 12, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioMarin Pharmaceutical, Inc.

File No. 000-26727 - CF#35878

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BioMarin Pharmaceutical, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to Form 10-K filed on February 28, 2008.

Based on representations by BioMarin Pharmaceutical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.30	through February 27, 2028
Exhibit 10.31	through February 27, 2028
Exhibit 10.32	through February 27, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary